UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Actel Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

004934105
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7988

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,179,667
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,179,667
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,179,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 943,515
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 943,515
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 943,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,483
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300,483
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 609,839
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 609,839
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 609,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,243,998
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,243,998
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,179,667
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,179,667
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,179,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,423,665
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,423,665
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,423,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,423,665
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,423,665
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,423,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,423,665
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,423,665
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,423,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,423,665
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,423,665
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,423,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,423,665
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,423,665
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,423,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,423,665
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,423,665
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,423,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,423,665
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,423,665
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,423,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,423,665
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,423,665
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,423,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -1
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -1
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 004934105

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 2,423,665 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund is approximately $26,357,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 9, 2010, the Reporting Persons (“the “Ramius Group”) and the Issuer entered into a certain settlement agreement (the “Settlement Agreement”).  Pursuant to the Settlement Agreement, the Issuer agreed that prior to the time that the Issuer mails its definitive proxy statement for its 2010 annual shareholder meeting (the “2010 Annual Meeting”), the Board and all applicable committees of the Board will take all necessary actions to: (i) nominate Patrick W. Little, Jeffrey C. Smith and Eric J. Zahler, or any replacement director appointed pursuant to the Settlement Agreement (collectively, with any replacement director appointed pursuant to the Settlement Agreement, the “Ramius Directors”), together with up to five (5) other persons to be included in the Issuer’s slate of nominees for director with terms expiring at the Issuer’s 2011 annual shareholder meeting (the “2011 Annual Meeting”), for election to the Board at the 2010 Annual Meeting; (ii) recommend, and reflect such recommendation in the Issuer’s definitive proxy statement in connection with the 2010 Annual Meeting, that the shareholders of the Issuer vote to elect the Ramius Directors at the 2010 Annual Meeting; (iii) use its reasonable efforts to solicit and obtain proxies in favor of the election of the Ramius Directors at the 2010 Annual Meeting, in the same manner as for the other candidates nominated for election; and (iv) ensure that, while any of the Ramius Directors remains in office, the Ramius Group will have the right to designate at least one Ramius Director to serve on each committee and sub-committee of the Board.

Additionally, the Issuer agreed that if a Ramius Director resigns or is otherwise unable to serve as a director or is removed for cause as a director, the Ramius Group will have the right to designate and substitute a person or persons for appointment to the Board as a replacement director; provided, however, (i) the substitute person designated by the Ramius Group will have experience consistent with the Ramius Director being replaced and (ii) at no point will the Ramius Directors consist of more than one (1) affiliate of the Ramius Group.

Further, the Issuer agreed that prior to the 2011 Annual Meeting, it will not (i) increase the size of the Board to more than eight (8) directors or (ii) or take any other action to materially limit or restrict the rights of or time allotted to its shareholders to nominate persons for election to the Board, except as set forth in the Settlement Agreement.

CUSIP NO. 004934105

Pursuant to the Settlement Agreement, the Ramius Group agreed (i) to vote, and cause their respective officers, directors, employees and agents to vote, all of the Shares beneficially owned by him or them for each of the Issuer’s nominees for election to the Board and (ii) not to submit any proposals or nominations for election to the Board at the 2010 Annual Meeting.  Except as otherwise permitted by the Settlement Agreement, the Ramius Group agreed not to, and to cause its affiliates and associates under its control or direction not to: (i) solicit proxies or consents to vote any securities of the Issuer or become a participant in any contested solicitation for the election of directors with respect to the Issuer; (ii) purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership of any Shares or other securities of the Issuer, if such action would result in the Ramius Group beneficially owning more than the greater of (a) 14.9% of the then outstanding Shares, or (b) 0.1% of the then outstanding Shares less than the amount causing the Ramius Group to become an “Acquiring Person” under the Issuer’s Preferred Stock Rights Agreement, dated October 17, 2003; (iii) form, join or in any way participate in any 13(d) group with respect to the Shares (other than a group comprised solely of the Ramius Group); (iv) deposit any Shares in any voting trust or subject any Shares to any arrangement or agreement with respect to the voting of any Shares, other than solely among the Ramius Group; (v) otherwise act, alone or in concert with others to (a) make any public statement critical of the Issuer, its directors or management, or (b) control or seek to control the Board, other than through non public communications with the Issuer’s officers and directors; (vi) make any public announcement with respect to, or offer to effect, seek or propose (with or without conditions) a merger, acquisition, disposition or other business combination involving the Issuer, other than through non public communications with the officers and directors of the Issuer, except that the Ramius Group may announce its opposition to any Board approved proposals related to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combination involving the Issuer and not supported by Mr. Smith; (vii) seek, alone or in concert with others, (a) to call a meeting of shareholders, (b) representation on the Board, or (c) the removal of any member of the Board; or (viii) publicly disclose any request to amend, waive or terminate any provision of the Settlement Agreement.

Notwithstanding the foregoing, any member of the Ramius Group, and any affiliate or associate of any such member, will be entitled to: (i) except as set forth above, vote their shares in favor of the election of the Ramius Directors at the 2010 Annual Meeting and otherwise vote as the Ramius Group determines in its sole discretion; (ii) disclose how it intends to vote or act with respect to any securities of the Issuer, any stockholder proposal or other matter to be voted on by the stockholders of the Issuer (other than the election of directors) and the reasons therefore; (iii) propose a slate of nominees for election as directors and/or one or more proposal(s) for consideration or approval by shareholders at the 2011 Annual Meeting; and (iv) in the event a special meeting is called by a shareholder of the Issuer with respect to the removal of directors, the Ramius Group may (a) cumulate the vote of its Shares and vote in favor of the Ramius Directors and (b) solicit proxies to vote against the removal of the Ramius Directors, except that if the Issuer solicits proxies to vote against the removal of all directors, the Ramius Group may only solicit proxies to vote against the removal of all directors and not just the Ramius Directors.

The Settlement Agreement will terminate on the earlier of the following: (i) at the option of the Issuer, upon the earliest of a material breach by the Ramius Group of any obligation hereunder which has not been cured within 14 days after the Ramius Group receives notice of such breach from the Issuer; (ii) at the option of the Ramius Group, upon a material breach by the Issuer of any obligation thereunder which has not been cured within 14 days after the Issuer receives notice of such breach from the Ramius Group; (iii) seven days prior to the date that a shareholder of the Issuer may first submit a nomination for the election of directors at the 2011 Annual Meeting pursuant to the Issuer’s bylaws; (iv) on the day that the Board publicly announces its nominees for election as directors at the 2011 Annual Meeting; or (v) at any time, upon the written consent of all of the parties to the Settlement Agreement.

The foregoing description of the Settlement Agreement is not complete and is qualified in its entirety by reference to its full text.  A copy of the Settlement Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 004934105

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 26,184,832 Shares outstanding, as of November 10, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2009.

A.	Value and Opportunity Master Fund

(a)	As of close of the close of business on March 16, 2010, Value and Opportunity Master Fund beneficially owned 1,179,667 Shares.

Percentage: Approximately 4.5%.

(b)	1. Sole power to vote or direct vote: 1,179,667
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,179,667
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund during since the filing of Amendment No. 4 are set forth in Schedule A and are incorporated herein by reference.

B.	Navigation Master Fund

(a)	As of the close of business on March 16, 2010, Navigation Master Fund beneficially owned 609,839 Shares.

Percentage: Approximately 2.3%.

(b)	1. Sole power to vote or direct vote: 609,839
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 609,839
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Navigation Master Fund since the filing of Amendment No. 4 are set forth in Schedule A and are incorporated herein by reference.

C.	Enterprise Master Fund

(a)	As of the close of business on March 16, 2010, Enterprise Master Fund beneficially owned 300,483 Shares.

Percentage: Approximately 1.1%.

(b)	1. Sole power to vote or direct vote: 300,483
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 300,483
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 004934105

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 4 are set forth in Schedule A and are incorporated herein by reference.

D.	RCG PB

(a)
As of the close of business on March 16, 2010, RCG PB directly owned 333,676 Shares.  RCG PB, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 609,839 Shares owned by Navigation Master Fund.

Percentage: Approximately 3.6%.

(b)	1. Sole power to vote or direct vote: 943,515
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 943,515
4. Shared power to dispose or direct the disposition: 0

(c)
RCG PB has not entered into any transactions in the Shares since the filing of Amendment No. 4.  The transactions in the Shares on behalf of Navigation Master Fund since the filing of Amendment No. 4 are set forth on Schedule A and are incorporated herein by reference.

E.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Enterprise Master Fund, Navigation Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 300,483 Shares owned by Enterprise Master Fund, (ii) 609,839 Shares owned by Navigation Master Fund and (iii) 333,676 Shares owned by RCG PB.

Percentage: Approximately 4.8%.

(b)	1. Sole power to vote or direct vote: 1,243,998
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,243,998
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 4.  The transactions in the Shares since the filing of Amendment No. 4 on behalf of Enterprise Master Fund, Navigation Master Fund and RCG PB are set forth in Schedule A and are incorporated herein by reference.

F.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund may be deemed the beneficial owner of the 1,179,667 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 4.5%.

(b)	1. Sole power to vote or direct vote: 1,179,667
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,179,667
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 004934105

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 4.  The transactions in the Shares since the filing of Amendment No. 4 on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

G.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 1,179,667 Shares owned by Value and Opportunity Master Fund, (ii) 609,839 Shares owned by Navigation Master Fund, (iii) 300,483 Shares owned by Enterprise Master Fund and (iv) 333,676 Shares owned by RCG PB.

Percentage: Approximately 9.3%.

(b)	1. Sole power to vote or direct vote: 2,423,665
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,423,665
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius has not entered into any transactions in the Shares since the filing of Amendment No. 4.  The transactions in the Shares since the filing of Amendment No. 4 on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

H.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 1,179,667 Shares owned by Value and Opportunity Master Fund, (ii) 609,839 Shares owned by Navigation Master Fund, (iii) 300,483 Shares owned by Enterprise Master Fund and (iv) 333,676 Shares owned by RCG PB.

Percentage: Approximately 9.3%.

(b)	1. Sole power to vote or direct vote: 2,423,665
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,423,665
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen has not entered into any transactions in the Shares since the filing of Amendment No. 4.  The transactions in the Shares since the filing of Amendment No. 4 on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

I.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 1,179,667 Shares owned by Value and Opportunity Master Fund, (ii) 609,839 Shares owned by Navigation Master Fund, (iii) 300,483 Shares owned by Enterprise Master Fund and (iv) 333,676 Shares owned by RCG PB.

Percentage: Approximately 9.3%.

CUSIP NO. 004934105

(b)	1. Sole power to vote or direct vote: 2,423,665
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,423,665
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 4.  The transactions in the Shares since the filing of Amendment No. 4 on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

J.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 1,179,667 Shares owned by Value and Opportunity Master Fund, (ii) 609,839 Shares owned by Navigation Master Fund, (iii) 300,483 Shares owned by Enterprise Master Fund and (iv) 333,676 Shares owned by RCG PB.

Percentage: Approximately 9.3%.

(b)	1. Sole power to vote or direct vote: 2,423,665
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,423,665
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares since the filing of Amendment No. 4.  The transactions in the Shares since the filing of Amendment No. 4 on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

K.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 1,179,667 Shares owned by Value and Opportunity Master Fund, (ii) 609,839 Shares owned by Navigation Master Fund, (iii) 300,483 Shares owned by Enterprise Master Fund and (iv) 333,676 Shares owned by RCG PB.

Percentage: Approximately 9.3%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,423,665
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,423,665

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares since the filing of Amendment No. 4.  The transactions in the Shares since the filing of Amendment No. 4 on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 004934105

L.	Mr. Smith

(a)
Mr. Smith does not directly own any Shares.  Mr. Smith, as a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be a beneficial owner of the (i) 1,179,667 Shares owned by Value and Opportunity Master Fund, (ii) 609,839 Shares owned by Navigation Master Fund, (iii) 300,483 Shares owned by Enterprise Master Fund and (iv) 333,676 Shares owned by RCG PB.

Percentage: Approximately 9.3%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,423,665
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,423,665

(c)
Mr. Smith has not entered into any transactions in the Shares since the filing of Amendment No. 4.  The transactions in the Shares since the filing of Amendment No. 4 on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

This Amendment No. 5 reports the purchase of an aggregate of 25,750 Shares by the Reporting Persons pursuant to the Agreement.  As of the close of business on March 16, 2010, the Reporting Persons have purchased a total of 31,350 Shares pursuant to the Agreement.  The Agreement allows for the purchase of up to an aggregate of 1,500,000 Shares.  Accordingly, the Reporting Persons may purchase 1,468,650 Shares pursuant to the Agreement as of the date hereof.  Shares purchased pursuant to the Agreement may be purchased in accordance with trading requirements adopted by the Reporting Persons and the Agreement may be terminated at any time by the Reporting Persons.

On March 9, 2010, the Issuer and the Reporting Persons entered into the Settlement Agreement as discussed in further detail in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Settlement Agreement, dated as of March 9, 2010, by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, RCG PB, Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon and Jeffrey C. Smith.

CUSIP NO. 004934105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG PB, LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
       its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

/s/ Jeffrey C. Smith
JEFFREY C. SMITH

CUSIP NO. 004934105

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 4 to the Schedule 13D

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

4,862	12.5704	2/23/2010
3,060	12.8333	2/24/2010
4,216	12.8019	2/25/2010
5,133	12.8320	2/26/2010
238	12.9614	3/01/2010

RAMIUS NAVIGATION MASTER FUND LTD

1,216	12.5704	2/23/2010
765	12.8333	2/24/2010
1,054	12.8019	2/25/2010
1,284	12.8320	2/26/2010
60	12.9614	3/01/2010

RAMIUS ENTERPRISE MASTER FUND LTD

1,072	12.5704	2/23/2010
675	12.8333	2/24/2010
930	12.8019	2/25/2010
1,133	12.8320	2/26/2010
52	12.9614	3/01/2010